Exhibit 12.1

Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for each of the periods indicated (dollars in thousands):

	Successor	Predecessor
		Two months
	Four months	ended	Six months
	ended June	February 28,	ended June	Year Ended December 31,
	30, 2010	2010	30, 2009	2009	2008	2007	2006	2005

Income (loss) before income taxes	$(17,269)	$(266,919)	$(80,187)	$(55,216)	$(55,798)	$34,660	$91,154	$53,393

Fixed charges	4,122	1,422	11,002	14,697	31,136	23,536	10,521	16,581

Capitalized interest	(1,022)	—	—	—	(26,059)	(7,296)	(1,173)	(71)

Earnings (loss)	(14,169)	(265,497)	(69,185)	(40,519)	(50,721)	50,900	100,502	69,903

Interest expense	$3,100	$1,422	$11,002	$14,697	$5,077	$16,240	$9,348	$16,510

Capitalized interest	1,022	—	—	—	26,059	7,296	1,173	71

Fixed charges	4,122	1,422	11,002	14,697	31,136	23,536	10,521	16,581

Ratio of earnings to fixed charges	(3.44)	(186.71)	(6.29)	(2.76)	(1.63)	2.16	9.55	4.22